Exhibit 8.1

LIST OF SUBSIDIARIES

We conduct our business and own our property interests through the 19 subsidiaries set out in our organizational chart below.  All of our subsidiaries are 100% owned.

*The remaining 0.01% is held by Entrée Resources International Ltd.
**Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia. A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with Oyu Tolgoi LLC. Oyu Tolgoi LLC is owned as to 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC). See “Description of the Business” in the Annual Report.
***M.I.M. (U.S.A.) Inc. and Entrée Gold (US) Inc. hold the Ann Mason Project lode claims in Nevada, United States. For details regarding Entrée’s interest in the Ann Mason Project, see “Material Mineral Properties – United States – Ann Mason Project” in the Annual Report.